EXHIBIT B

FRO - Changes to the Board Composition

27.02.2026

Frontline plc (“Frontline” or the “Company”) announces that Mr. Ørjan Svanevik has resigned as Director of the Company. The Board would like to thank Mr. Svanevik for his considerable contribution to the Company during his directorship.

At the same time, the Company announces the appointment of Mr. Mikkel Storm Weum as a Director.

Mr. Weum is employed as an Investment Director in Seatankers Management Norway AS, responsible for Sale and Purchase, Newbuildings and Projects. Mr. Weum is also serving as a director on the Board of NYSE listed Flex LNG Ltd and on the Board of NYSE listed Star Bulk Carriers Corp. Prior to being employed by Seatankers Management AS, Mr. Mikkel Storm Weum served as Senior Vice President, responsible for Business Development in SFL Management AS. Mr. Weum was also employed as Vice President, Head of Commercial in Teekay Offshore working with Shuttle Tankers and Floating Offshore storage. Mr. Weum holds a Master’s degree in Naval Architecture from Newcastle University and a MSc in Shipping Trade and Finance from Cass Business School, City University.

February 27, 2026

The Board of Directors
Frontline plc
Limassol, Cyprus

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.